UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760759100

(CUSIP Number)

Jacki Badal, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18, 2022

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

         Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760759100
1	Names of Reporting Persons. Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 109,175,321 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 109,175,321 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,175,321 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.5% (2)
14	Type of Reporting Person (See Instructions) OO

(1)	All shares of the common stock, $0.01 par value per share (the “Common Stock”), of Republic Services, Inc. (the “Issuer”), held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 316,431,349 shares of Common Stock outstanding as of February 3, 2022, as reported in the Issuer’s Form 10-K filed on February 11, 2022.

CUSIP No. 760759100
1	Names of Reporting Persons. William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 109,175,321 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 109,175,321 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,175,321 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.5% (2)
14	Type of Reporting Person (See Instructions) IN

(1)	All shares of the Common Stock of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 316,431,349 shares of Common Stock outstanding as of February 3, 2022, as reported in the Issuer’s Form 10-K filed on February 11, 2022.

EXPLANATORY STATEMENT

This Amendment No. 26 to Schedule 13D (“Amendment”) amends and restates in its entirety the Schedule 13D previously filed by Cascade Investment, L.L.C. (“Cascade”), William H. Gates III (together with Cascade, the “Reporting Persons”), the Bill & Melinda Gates Foundation Trust (the “Trust”), and Melinda French Gates with the Securities and Exchange Commission on July 21, 2008, as amended on August 1, 2008; August 18, 2008; September 22, 2008; December 16, 2008; January 15, 2009; January 29, 2009; February 9, 2009; February 23, 2009; March 3, 2009; October 30, 2009; November 5, 2010; August 19, 2011; December 9, 2011; May 4, 2012; May 25, 2012; August 3, 2012; November 19, 2012; June 12, 2014; July 1, 2014;  August 5, 2014; August 26, 2014; September 23, 2014; November 3, 2015; August 1, 2017; and July 30, 2018, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Republic Services, Inc. (the “Issuer”). As disclosed in a prior amendment, the Trust and Melinda French Gates are no longer reporting persons hereunder.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Republic Services, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 18500 North Allied Way, Phoenix, Arizona 85054.

Item 2.	Identity and Background

(a) This statement is being filed jointly by the Reporting Persons.

(b) The business addresses of the Reporting Persons are as follows:

• Cascade: 2365 Carillon Point, Kirkland, Washington 98033
• Mr. Gates: 500 Fifth Ave North, Seattle, Washington 98109

(c) Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its sole member, Mr. Gates.

Mr. Gates, a natural person, is a Co-Trustee of the Bill & Melinda Gates Foundation (the "Foundation") and the Bill & Melinda Gates Foundation Trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.

(d) None.

(e) None.

(f) Mr. Gates is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Cascade purchased the Common Stock with working capital.

Item 4.	Purpose of Transaction

Cascade is acquiring shares of Common Stock of the Issuer for investment purposes.

Cascade’s decisions about how many shares to purchase and over what timeframe depend on market conditions and valuations. There can be no assurances that Cascade will continue purchasing shares or that it will materially increase its percentage of ownership of the Issuer. Cascade expects to use working capital to fund any such purchases.

The Reporting Persons consider and evaluate on an ongoing basis all of their alternatives with respect to their investment in the Issuer and reserve the right to change their plans and intentions at any time, and to take any and all actions that they deem appropriate to maximize the value of their investment. This may include increasing or decreasing their ownership interest in the Issuer depending upon subsequent changes to market conditions, developments affecting the Issuer, their general investment policies or other factors.

Michael Larson, Cascade’s business manager and an employee of Mr. Gates, and Thomas Handley, an employee of Mr. Gates, serve on the Issuer’s board of directors.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

	(a)	See items 11 and 13 of the cover pages to this Amendment for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

	(b)	See items 7 through 10 of the cover pages to this Amendment for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

	(c)	Cascade purchased 362,747 shares of Common Stock on February 18, 2022, in open-market transactions at the sale price per share set forth in Exhibit 99.1, attached hereto and incorporated herein by reference.

	(d)	None.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 – Transactions effected during the past sixty days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2022	CASCADE INVESTMENT, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

		*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated July 21, 2008, and included with the signature page to the Reporting Persons’ Schedule 13D filed on July 21, 2008, SEC File No. 005-54333, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.